AGREEMENT
TO WAIVE FEES AND REIMBURSE EXPENSES
DAVIS NEW YORK VENTURE FUND, INC.
DAVIS NEW YORK VENTURE FUND
Class B Shares
Class C Shares
THIS AGREEMENT is made this 11TH day of September, 2019, between Davis New York Venture Fund, Inc., a Maryland corporation (“DNYVF”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).
RECITALS:
WHEREAS, DNYVF is a registered open-end management investment company with four authorized series (Davis New York Venture Fund, Davis Global Fund, Davis International Fund, and Davis Research Fund); and
WHEREAS, DSA serves as the investment adviser for DNYVF; and
WHEREAS, both DNYVF and DSA agree it is important that the actual expenses of Class B and Class C shares for Davis New York Venture Fund not exceed a specified percentage, 1.80%, of net assets on an annual basis;
NOW, THEREFORE, the parties hereby agree as follows:
1.
Expense Cap. DSA agrees to waive fees and reimburse the expenses of Class B and Class C shares of Davis New York Venture Fund, to the extent it is necessary to ensure that the actual expense incurred by Class B shares or Class C shares, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 1.80% of net assets.

2.
Duration of Agreement. This Agreement shall be effective as of August 1, 2019, and ending on December 1, 2020. This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before December 1st of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.
Davis New York Venture Fund, Inc.		Davis Selected Advisers, L.P.
By Davis Investments, LLC (General Partner)
By:	/s/ Doug Haines	By:	/s/ Ryan Charles
	Doug Haines		Ryan Charles
	Vice President		Vice President